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CUSIP No. 81631R 10 7                  13G                     Page 1 of 5 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Selfcare, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   81631R 10 7

                                 (CUSIP Number)

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CUSIP No. 81631R 10 7                  13G                     Page 2 of 5 Pages
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1.        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Willard L. Umphrey
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                             (b)
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3.        SEC USE ONLY
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4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF       5.       SOLE VOTING POWER 567,224
  SHARES          --------------------------------------------------------------
BENEFICIALLY      6.       SHARED VOTING POWER 602,614
 OWNED BY         --------------------------------------------------------------
   EACH           7.       SOLE DISPOSITIVE POWER 567,224
 REPORTING        --------------------------------------------------------------
PERSON WITH       8.       SHARED DISPOSITIVE POWER 602,614
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,169,838
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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   6.0%
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12.       TYPE OF REPORTING PERSON
                    IN
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CUSIP No. 81631R 10 7                  13G                     Page 3 of 5 Pages
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Item 1(a).        Name of Issuer:

                  Selfcare, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  200 Prospect Street, Waltham, Massachusetts 02453

Item 2(a).        Name of Person Filing:

                  Willard L. Umphrey

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  10 Florio Drive, Concord, Massachusetts 01742

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.001 per share

Item 2(e)         CUSIP Number:

                  81631R 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable

Item 4.  Ownership.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

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CUSIP No. 81631R 10 7                  13G                     Page 4 of 5 Pages
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         (a)      Amount beneficially owned:

                  1,169,838*

                  * Includes 312,404 shares which the reporting person, his spouse or a trust for which he is a trustee has the right to acquire upon ecercise of options and warrants or upon conversion of other securities of the Issuer. Such member also includes (1) 138,903 shares, 20,193 warrants to acquire additional shares, and 10,217 shares issuable upon conversion of Series C Convertible Preferred Stock, all held by the reporting person's wife, as well as (2) 154,784 shares, 4,494 warrants to acquire additional shares, and 29,474 shares issuable upon conversion of Series C Convertible Preferred Stock, all held in a retirement account for the benefit of Mr. Leon Okurowski for which the reporting person serves as a co-trustee. The reporting person disclaims beneficial ownership of all shares and rights to acquire shares owned by his wife and held for the benefit of Mr. Okurowski.

         (b)      Percent of class:

                  6.0%

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote     567,224

         (ii)     Shared power to vote or to direct the vote     602,614

         (iii)    Sole power to dispose or to direct the disposition of 567,224

         (iv)     Shared power to dispose or to direct the disposition of
                  602,614

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.

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CUSIP No. 81631R 10 7                  13G                     Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February 15, 2000
                                                Date

                                   /S/ WILLARD L. UMPHREY

                                              Signature

                                         Willard L. Umphrey
                                            Name/Title